                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)

                              TREND MINING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                ASHER B. EDELMAN
                            C/O THE EDELMAN COMPANIES
                                717 FIFTH AVENUE
                            NEW YORK, NEW YORK 10022
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                              AND COMMUNICATIONS)

                               - with copies to -

                              MARGO L. LEVINE, ESQ.
                    TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                FEBRUARY 3, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------------------
1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
CUSIP No.                                                   Page 2 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          EDELMAN VALUE PARTNERS, L.P.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)  X
                                                                         (b)


--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS


          WC
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE, USA
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER                   0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                 629,300
     OWNED BY       ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER              0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER            629,300
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  629,300



--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     1.89%



--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*


          PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 3 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          EDELMAN SECURITIES COMPANY, L.P.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)  X
                                                                         (b)


--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS


          00
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK, USA
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER                     0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                   125,900
     OWNED BY       ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER                0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER              125,900
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  125,900



--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.38%



--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*


          PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 4 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ASHER B. EDELMAN
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)  X
                                                                         (b)


--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS


          PF, AF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          USA
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER                     0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER            1,526,200 (comprised of
     OWNED BY             shares owned by Edelman Securities Company, L.P.,
       EACH               Edelman Value Partners, L.P., LT II Partners, L.P.,
    REPORTING             Edelman Family Partnership and Asher B. Edelman and
   PERSON WITH            Associates LLC)
                    ------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER                0
                    ------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER          1,526,200 (comprised
                          of shares owned by Edelman Securities Company, L.P.,
                          Edelman Value Partners, L.P., LT II Partners, L.P.,
                          Edelman Family Partnership and Asher B. Edelman and
                          Associates LLC)
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,526,200 (comprised of shares owned by Edelman Securities Company, L.P., Edelman Value Partners, L.P., LT II Partners, L.P., Edelman Family Partnership and Asher B. Edelman and Associates LLC)
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     4.59%


--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 5 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          LT II PARTNERS, L.P.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)  X
                                                                         (b)


--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS


          WC
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE, USA
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER                     0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                   426,000
     OWNED BY       ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER                0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER              426,000
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  426,000



--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     1.28%


--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*


          PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 6 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          EDELMAN FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)  X
                                                                         (b)


--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS


          PF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE, USA
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER                     0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                   345,000
     OWNED BY       ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER                0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER              345,000
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  345,000



--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     1.04%



--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*


          PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 7 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ASHER B. EDELMAN AND ASSOCIATES LLC
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)  X
                                                                         (b)


--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS


          INAPPLICABLE
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          TURKS AND CAICOS
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER                0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER              426,000 (comprised
     OWNED BY             of shares owned by LT II Partners, L.P. and Asher B.
       EACH               Edelman and Associates LLC)
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9.    SOLE DISPOSITIVE POWER           0
                    ------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER         426,000 (comprised of
                          shares owned by LT II Partners, L.P. and Asher B.
                          Edelman and Associates LLC)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,000 (comprised of shares owned by LT II Partners, L.P. and Asher B. Edelman and Associates LLC)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     1.28%



--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*


          OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 8 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          A. B. EDELMAN MANAGEMENT COMPANY, INC.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)  X
                                                                         (b)


--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS


          INAPPLICABLE
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK, USA
--------------------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER                   0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                 629,300
     OWNED BY
       EACH                      (SHARES OWNED BY EDELMAN VALUE PARTNERS, L.P.)
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9.    SOLE DISPOSITIVE POWER              0
                    ------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER            629,300

                                 (SHARES OWNED BY EDELMAN VALUE PARTNERS, L.P.)
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  629,300


                                 (SHARES OWNED BY EDELMAN VALUE PARTNERS, L.P.)
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     1.89%



--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*


          CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 9 of 14 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
15.       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          IRVING GARFINKEL, AS CUSTODIAN FOR CHRISTOPHER ASHER EDELMAN UTMA/NY
--------------------------------------------------------------------------------
16.       CHECK THE APPROPRIATE BOX IF A  GROUP*                         (a)
                                                                         (b)  X


--------------------------------------------------------------------------------
17.       SEC USE ONLY



--------------------------------------------------------------------------------
18.       SOURCES OF FUNDS


          INAPPLICABLE
--------------------------------------------------------------------------------
19.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
20.       CITIZENSHIP OR PLACE OF ORGANIZATION


          USA
--------------------------------------------------------------------------------
    NUMBER OF       21.   SOLE VOTING POWER                     165,000
      SHARES
   BENEFICIALLY     22.   SHARED VOTING POWER                   0
     OWNED BY
       EACH         23.   SOLE DISPOSITIVE POWER                165,000
    REPORTING
   PERSON WITH      24.   SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
25.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  165,000



--------------------------------------------------------------------------------
26.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *


--------------------------------------------------------------------------------
27.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.50%



--------------------------------------------------------------------------------
28.       TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No.                                                   Page 10 of 14 Pages
-----------------------                                  -----------------------

ITEM 1  SECURITY AND ISSUER

     Title of Class of Securities

     Common Stock, no par value per share (the "Shares")

     Name and Address of Issuer

     Trend Mining Company (the "Issuer")
     4881 East Shoreline Drive
     Post Falls, Idaho 83854

This Amendment No. 5 (the "Amendment") is being filed, with respect to the Shares of the Issuer, a Montana corporation, by:

     (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"),

     (ii) Edelman Securities Company, L.P., a New York limited partnership ("Edelman Securities"),

     (iii) Mr. Asher B. Edelman,

     (iv) LT II Partners, L.P., a Delaware limited partnership ("LT II
Partners"),

     (v) Edelman Family Partnership, a Delaware partnership ("Edelman Family Partnership"),

     (vi) Asher B. Edelman and Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"),

     (vii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), and

     (viii) Irving Garfinkel, as custodian for Christopher Asher Edelman
UTMA/NY.

(Such entities and individuals are collectively referred to herein as the "Reporting Persons").

This Amendment No. 5 amends the Schedule 13D filed by the Reporting Persons on February 13, 2001, as amended by Amendment No. 1 filed by the Reporting Persons on June 18, 2001, Amendment No. 2 filed by the Reporting Persons on November 7, 2002, Amendment No. 3 filed by the Reporting Persons on November 3, 2003 and Amendment No. 4 filed by the Reporting Persons on December 18, 2003.

The purpose of this Amendment is to reflect the sale and other transfers of Shares and to provide required information about a new Reporting Person.

-----------------------                                  -----------------------
CUSIP No.                                                   Page 11 of 14 Pages
-----------------------                                  -----------------------

ITEM 2  IDENTITY AND BACKGROUND

     (a) Edelman Securities Company, L.P. ("Edelman Securities" or one of the "Reporting Persons").

     (b)  701 Fifth Avenue
          New York, New York 10022

     (c)  Broker-Dealer.

     (d) During the past five years Edelman Securities has not been convicted in a criminal proceeding.

     (e) During the past five years Edelman Securities has not been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining her from or mandating activities subject to federal or state securities laws, or finding her in violation of such laws.

     (f)  New York limited partnership.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares owned by Edelman Securities were contributed to its capital by Asher Edelman, its general partner.

ITEM 4  PURPOSE OF TRANSACTION

Edelman Securities does not have any plans or proposals which would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

-----------------------                                  -----------------------
CUSIP No.                                                   Page 12 of 14 Pages
-----------------------                                  -----------------------

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

The aggregate percentage of the outstanding Shares reported owned by each Reporting Person is based upon 33,229,085 Shares outstanding as of January 14, 2004 as reported in the Issuer's Annual Report on Form 10-KSB for the year ended September 30, 2003 filed on January 21, 2004.

     (a) Item 5(a) is hereby amended and restated as follows: As of the close of business on February 3, 2004:

          (i) Edelman Value Partners beneficially owned 629,300 Shares which constituted approximately 1.89% of the outstanding Shares;

          (ii) Edelman Securities beneficially owned 125,900 Shares which constituted approximately 0.38% of the outstanding Shares;

          (iii) Asher B. Edelman owned no Shares directly. However,

               (A) As the General Partner of Edelman Securities, L.P. and Edelman Family Partnership, and

               (B) As the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Partners and LT II Partners,

Mr. Edelman may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of:

                    (1)  the 629,300 Shares held by Edelman Value Partners,

                    (2)  the 125,900 Shares held by Edelman Securities;

                    (3)  the 426,000 Shares held by LT II Partners, and

                    (4)  the 345,000 Shares held by Edelman Family Partnership.

Such shares, comprising a total of 1,526,200 Shares in the aggregate, constituted approximately 4.59% of the outstanding Shares;

-----------------------                                  -----------------------
CUSIP No.                                                   Page 13 of 14 Pages
-----------------------                                  -----------------------

          (iv) LT II Partners beneficially owned 426,000 Shares which constituted approximately 1.28% of the outstanding Shares;

          (v) Edelman Family Partnership beneficially owned 345,000 Shares which constituted approximately 1.04% of the outstanding Shares;

          (vi) Edelman Associates owned no Shares. However, as the Investment Manager of LT II Partners, it may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to beneficially own the 426,000 Shares that are held by LT II Partners which constituted approximately 1.28% of the outstanding Shares;

          (vii) Edelman Management owns no Shares. However, as sole General Partner of Edelman Value Partners, it may be deemed by the provisions of Rule 13d-3 of the rules promulgated under the Exchange Act of 1934 (the "Exchange Act Rules") to beneficially own the 629,300 Shares held by Edelman Value Partners which constitute approximately 1.89% of the outstanding Shares; and

          (viii) Irving Garfinkel, custodian for Christopher Asher Edelman UTMA/NY, beneficially owns 165,000 Shares which constitute approximately 0.50% of the outstanding Shares.

     (c)  Item 5(c) is hereby amended and restated as follows:

Mr. Edelman sold an aggregate of 271,500 Shares in the open market on the dates and for the prices per Share listed below:

Date                            # of Shares sold                Price per Share
----                            ----------------                ---------------

December 17, 2003                    20,000                         0.2750
December 18, 2003                    10,000                         0.2650
December 19, 2003                    10,000                         0.2650
December 22, 2003                    20,000                         0.2637
December 23, 2003                     6,500                         0.2477
December 24, 2003                    20,000                         0.2300
December 26, 2003                    20,000                         0.2262
December 29, 2003                    10,000                         0.2750
December 30, 2003                    15,000                         0.2750
December 31, 2003                    30,000                         0.2900
January 6, 2004                      10,000                         0.3150
January 7, 2004                      10,000                         0.3450
January 9, 2004                      20,000                         0.3625
January 9, 2004                      10,000                         0.3600

-----------------------                                  -----------------------
CUSIP No.                                                   Page 14 of 14 Pages
-----------------------                                  -----------------------

Date                            # of Shares sold                Price per Share
----                            ----------------                ---------------

January 9, 2004                       2,500                        0.3700
January 12, 2004                      5,000                        0.3650
January 13, 2004                     10,000                        0.3625
January 14, 2004                     10,000                        0.3750
January 15, 2004                      5,000                        0.3850
January 16, 2004                     27,500                        0.3790


In addition, on October 1, 2001, Mr. Edelman gifted 45,000 Shares to Edelman Family Partnership and, on January 29, 2004, contributed 175,900 Shares to the capital of Edelman Securities. Edelman Securities sold an aggregate of 50,000 Shares in the open market on the dates and for the prices per Share listed below:

Date                            # of Shares sold                Price per Share
----                            ----------------                ---------------

Janaury 30, 2004                     40,000                        0.3300
February 3, 2004                     10,000                        0.3150

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 11, 2004
                                              --------------------------
                                                       (Dated)

                                              /s/ Asher B. Edelman
                                              --------------------------

Asher B. Edelman, for himself and as attorney-in-fact for each of Edelman Value Partners, L.P., Edelman Securities Company, L.P., LT II Partners, L.P., Edelman Family Partnership, Asher B. Edelman & Associates LLC. and A.B. Edelman Management Company, Inc.

                                              /s/ Irving Garfinkel
                                              ---------------------------------
                                              Irving Garfinkel, as Custodian for
                                              Christopher Asher Edelman
                                              UTMA/NY